Exhibit 99

Lighten Up Enterprises Enters Into Consulting Agreement with Carol Shreeve Publishing Service
Tuesday September 7, 8:01 am ET

SALT LAKE CITY--(BUSINESS WIRE)--Sept. 7, 2004--Lighten Up Enterprises International Inc. (OTC BB: LTUP - News; "company") today reported that it has entered into a consulting agreement with Carol Shreeve Publishing Service, located in Ogden, Utah, to assist the company in its attempt to publish and distribute a to-be-written book on nutrition. The new book will expand on the themes and thoughts contained in the company's existing cookbook property titled "Lighten Up - The Art of Low Fat Gourmet Cooking," a book authored by Mary Ross, the company's largest shareholder. Ross has completed the outline for the new book and, with the help of Carol Shreeve, this outline has already been submitted to two major book publishing companies. The new book combines a healthy low-fat and low-glycemic carbohydrate diet with moderate exercise and will also contain many great-tasting and easy-to-prepare low-fat and low-glycemic carbohydrate recipes. The company hopes that this new book will serve as an exciting "lifestyle change" for those who read and utilize the information contained in it. The company can make no prediction about the potential success of this new development.

Carol Shreeve has also been hired to review the company's existing cookbook property and consider the pros and cons of reprinting the same in a different format and printing style. Carol Shreeve is also making efforts to find additional distributors for the book, an effort which the company hopes will significantly increase sales.

Shreeve, owner of Carol Shreeve Publishing Service, has extensive experience in the publishing business. Before venturing out on her own, Shreeve was the editorial director at Chapele Ltd., the in-house editor for Peregrine Books, and vice president of publishing for Meridian Publishing. She has written, illustrated and published her own books and is currently an adjunct instructor in the Continuing Education Division of the University of Utah.

Lighten Up, whose common stock is currently traded on the OTC Bulletin Board, is currently promoting and selling its first cookbook. Interested parties are encouraged to visit the company's Web site at http://www.lowfatgourmet.com/.

Lighten Up's principal asset is its cookbook property authored by Ross, who regularly features a variety of low-fat recipes on local Salt Lake City television once a week.

Lighten Up is incorporated in Nevada and its executive offices are located at 4423 South 1800 West, Roy, Utah 84067. For further information, please contact Gary C. Lewis, the company's president and chairman of the board, 801-814-1464.

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The company assumes no obligation to update these statements to reflect actual results, changes in assumptions or other factors. Without limitation, these risks and uncertainties include the company's dependence on its ability to market a single cookbook property, the company's need for additional financing in order to develop its new, nutrition book project, the company's significant level of indebtedness, general risks associated with book publishing, competition, risks associated with the potential loss of key executives, and risks relating to the company's majority shareholder and principal lender. Readers should review and consider the various disclosures made by the company in its reports to its shareholders and periodic reports on Forms 10-KSB and 10-QSB.


Contact:
     Lighten Up Enterprises International Inc.
     Gary C. Lewis, 801-814-1464



Source: Lighten Up Enterprises International Inc.